UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

KB Financial Group Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Planned Spin-off of Kookmin Bank’s Credit Card Business

On September 28, 2010, the board of directors of Kookmin Bank, a wholly-owned direct subsidiary of KB Financial Group Inc. (“KB Financial Group”), resolved to effect a horizontal spin-off of its credit card business to form a new entity, which will be a wholly-owned direct subsidiary of KB Financial Group.  The details of the planned spin-off are as follows:

1. Key details:
- Name of the remaining company: Kookmin Bank
- Name of the new company (tentative): KB Card Co., Ltd.
- Date of spin-off: February 28, 2011
- Expected date of registration of spin-off: March 3, 2011

2. Purpose of the spin-off:
- Securing a new growth engine by combining the advantages of a company focused exclusively on the credit card business (including expedited decision-making process) with those of a credit card company that is affiliated with a bank
 (including stable source of funding and risk management structure)

- Take advantage of additional profit-generation opportunities by establishing marketing and credit–related policies that are appropriate for the credit card business through detailed analysis of the relevant customer base

- Provide value-added services to customers by providing various supplemental services such as travel and insurance services.

- Expand KB Financial Group’s scope of customer service by providing non-
  banking services such as credit card and consumer credit services and contribute to KB Financial Group’s balanced growth and future activities
  (such as cooperative ventures, alliances, mergers and acquisitions) by systematically managing the profitability and asset quality of the credit card company as a separate entity

3. Spin-off ratio (Kookmin Bank : KB Card Co., Ltd.) = 0.8146578 : 0.1853422

4. Details regarding the remaining company following the planned spin-off:
- Name: Kookmin Bank
- Capital stock: KRW 2,021,895,580,000
- Capital reduction as a result of the spin-off: 18.5342205%
- Primary business: banking, trust and foreign exchange
- Listing status after the spin-off: not listed

5. Details regarding the new company:
- Name (tentative): KB Card Co., Ltd.
- Capital stock: KRW 460,000,000,000
- Total number of shares to be issued: 92,000,000 shares
- Primary business: credit card business
- Listing status after the spin-off: not listed

* Details regarding the credit card business spin-off by Kookmin Bank are subject to change depending on (i) the results of the general meeting of shareholders of Kookmin Bank to be held at a later date (to be determined) and
(ii) approval processes with the relevant regulators.

** The above details are based on Kookmin Bank’s financial condition as of June
30, 2010, and, as such, are subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

Date: September 28, 2010	By:	/s/ Wang-Ky Kim
	Name:	Wang-Ky Kim
	Title:	Deputy President & CPRO